DONALD F. THOMPSON
P.O. Box 202887
Austin, TX 78720
email: Brewpappy@gmail.com
Cell (512) 228-8023   Home (512) 986-6000

EMPLOYMENT

BREWMASTER   **1999-Present**
  North by Northwest RESTAURANT & BREWERY   Austin,Texas

    Designed brewing areas, installed brewery and associated equipment, designed and brewed multiple beers.

THE PRACTICAL BREWER   **1999**

    Lead author for the new chapter on microbrewing for the Master Brewers Association Of the Americas new edition of the industry text, The Practical Brewer.

BREWMASTER/OWNER   **1995-1996**
  MOON UNDER WATER RESTAURANT & BREWERY   Dallas, Texas

    Developed business plan, raised funding, designed brewing areas, installed brewery and associated equipment, designed and brewed multiple beers for brewpub.

BREWERY CONSULTANT   **1991-1995**
  TEXAS ASSOCIATION OF BREWERY CONSULTANTS   LUCAS, TEXAS

    Helped develop business plans, designed breweries, designed beers, installed equipment.
    Last project was for Pepe International, building five brewpubs in Kazakhstan (former Soviet Union).

BREWMASTER   **1990-1991**
  TEXAS BREWING COMPANY   Dallas, Texas

    Designed and installed packaging line. Re-formulated all beers. Developed QA procedures. Project manager for disassembly and re-assembly of Canadian microbrewery for Texas Brewing to increase capacity.

BREWMASTER/OWNER   **1982-1990**
  REINHEITSGEBOT BREWING COMPANY   Plano, Texas

    Designed and built the first craft brewery in Texas States (sixth in the United States). Responsible for raw materials, beer design, brewing, cellaring, packaging, and distribution of finished product. Handled all governmental reporting.

EDUCATION

Brewing Microbiology and Microscopy   **1983**
  SIEBEL INSTITUTE   CHICAGO, ILLINOIS
Intensive Brewing Science for Practical Brewing   **1982**
  UNIVERSITY OF CALIFORNIA AT DAVIS   DAVIS, CALIFORNIA
BACHELOR OF SCIENCE DEGREE IN BUSINESS ADMINISTRATION   **1968**
  UNIVERSITY OF FLORIDA   GAINESVILLE, FLORIDA

SKILLS

- Thirty-five years experience in all aspects of brewery design and installation including grain handling, brewhouse, cellar, refrigeration, dispensing equipment, bottling lines, and racking
- Experience in order and inventory of all raw materials including packaging, grains, hops, etc.
- Experience in basic lab procedures for microbrewery quality controls
- Experience in general management and accounting procedures including projections, cost controls and inventory
- Ability to improvise in start up, installation or maintenance of breweries both domestically or in foreign country
- Competent construction and repair skills
- Effective analytical capabilities for systems and product